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                             November 20, 2023

       Li Siu Lun Allan
       Chief Executive Officer
       Fenbo Holdings Ltd
       Unit J, 19/F, World Tech Centre
       95 How Ming Street
       Kwun Tong, Hong Kong

                                                        Re: Fenbo Holdings Ltd
                                                            Amendment No. 5 to
Registration Statement on Form F-1
                                                            Filed November 20,
2023
                                                            File No. 333-274448

       Dear Li Siu Lun Allan:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-1 filed November 20, 2023

       Exhibits

   1. We note your disclosure on page I that "in the opinion of our PRC legal counsel, Sundial
                                                        Law Firm, the filing
requirements under the Trial Measurements do not apply to the
                                                        Company." Please revise
exhibit 99.2 to have counsel clearly state their opinion that the filing requirements
under the Trial Measurements do not apply to the company.
              Please contact Heather Clark at 202-551-3624 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact
       Alex King at 202-551-8631 or Evan Ewing at 202-551-5920 with any other questions.




                             Sincerely,
 Li Siu Lun Allan
Fenbo Holdings Ltd
November 20, 2023
Page 2

FirstName LastName Li Siu Lun Allan
                                      Division of Corporation Finance
Comapany NameFenbo Holdings Ltd
                                      Office of Manufacturing
November 20, 2023 Page 2
cc:       Celia Velletri
FirstName LastName